Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

December 19, 2013	NR 27 - 2013

Avrupa Minerals appoints Mr. Ross Stringer as Director; Don Ranta Resigned

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: Frankfurt) is pleased to announce that the Board of Directors has appointed Mr. Ross Stringer to the Board.  Mr. Stringer will also be a member of the Company’s Audit Committee.

Ross Stringer holds a Bachelor’s degree from Simon Fraser University where he majored in Commerce and Economics. He is a Chartered Accountant with extensive experience in the financial services industry as well as in the mineral exploration and operation industry.

Mr. Stringer’s expertise includes advisory and risk-based assurance services at the operational as well as governance levels. Mr. Stringer’s previous board positions encompass private business in the services industry as well as many public service organizations.

Mark T. Brown, Director of Avrupa, commented, “We are very pleased to have an experienced member of the financial industry join our Board and the audit committee.  Mr. Stringer’s experience in the exploration industry will be an asset.”

Dr. Don Ranta has resigned from the Board of Directors of the Company. Dr. Ranta has been a valuable contributor to the Company since its inception, and the shareholders have benefited from his insights and experience, especially in the generative exploration and project exploration areas. We wish Dr. Ranta many future successes.

Avrupa Minerals Ltd. currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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